Exhibit 99.1

WARRANT CANCELLATION AGREEMENT

This Warrant Cancellation Agreement (this “Agreement”) is entered into as of March 14, 2025, by and among Stronghold Digital Mining, Inc., a Delaware corporation (the “Company”), Bitfarms Ltd., a corporation organized under the Business Corporations Act (Ontario) (“Bitfarms”) and Gregory A. Beard (“Holder”). The Company, Bitfarms and Holder are each referred to as a “Party” and together as the “Parties.”

Preliminary Statements

            A.        Holder is the holder of (1) that certain Common Stock Purchase Warrant, dated as of October 21, 2023, as amended as of January 29, 2024 (as amended from time to time, “Warrant No. 1”) and (2) that certain Common Stock Purchase Warrant, dated as of September 19, 2022, as amended as of April 20, 2023 and January 29, 2024 (as amended from time to time, “Warrant No. 2,” and together with Warrant No. 1, the “Warrants”).

            B.           In consideration of and in connection with the closing of the transactions contemplated by that certain Agreement and Plan of Merger, dated as of August 21, 2024, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of September 12, 2024 (as amended, the “Merger Agreement”), by and among the Company, Bitfarms, Backbone Mining Solutions LLC, a Delaware limited liability company and a wholly owned, indirect subsidiary of Bitfarms (“BMS”), and HPC & AI Megacorp, Inc., a Delaware corporation and a wholly owned, direct subsidiary of BMS, the Parties hereto desire to cancel and terminate the Warrants in accordance with and subject to the terms and conditions contained herein, notwithstanding any provision of the Warrants to the contrary, and in exchange for agreeing to so cancel and terminate the Warrants, Holder shall receive the Stock Award Agreement (as defined below) and the awards contemplated thereby.

Terms

1.        Cancellation of the Warrants. Effective upon the execution and delivery to Holder of a Stock Award Agreement substantially in the form attached hereto as Exhibit A (the “Stock Award Agreement”) no later than five (5) business days from the date hereof and the issuance to the Holder of Stock (as defined in the Stock Award Agreement) valued at $1,713,085.22 (based on the closing price of Bitfarms’ common shares on the Nasdaq Stock Market LLC on the Closing Date (as defined in the Merger Agreement)) contemplated thereby  (the “Delivery Date”),  the Warrants shall automatically and without further action be cancelled and terminated and be of no further force or effect (the “Cancellation”). For the avoidance of doubt, all rights held by Holder under the Warrants shall thereby be terminated and cancelled on account of the Cancellation, and neither the Company nor Bitfarms shall have any remaining liabilities or obligations related to or arising from the Warrants whatsoever after the Cancellation Payment Shares have been received by Holder.

2.          Standstill. From the date hereof to the Delivery Date, Holder shall not purport to make any claim whatsoever in respect of the Warrants.

3.         Representations and Warranties. Each Party has the requisite capacity to execute, deliver and perform this Agreement, and this Agreement has been duly and validly executed and delivered by each Party and constitutes a valid and binding obligation, subject only to the effect of generally applicable bankruptcy and insolvency laws and the judicial application of principles of equity. The execution and delivery of this Agreement by each Party and the consummation by each Party of the transactions contemplated hereby (i) will not result in a violation or breach of, conflict with, or result in the creation of any lien or encumbrance under (1) any note, agreement, contract, or other obligation to which a Party is a party, or by which a Party’s assets are bound or (2) any law, rule, regulation or order to which a Party is bound, (ii) does not require the consent of any governmental authority, authorization or license or any contract or agreement to which a Party is a party, or by which a Party’s assets are bound, and (iii) will not conflict with in any respect, constitute grounds for termination of, result in a breach of, constitute a default under, give rise to any third party’s right(s) of first refusal or similar right in respect of or adversely affect the rights or obligations of any party under, or accelerate or permit the acceleration of any performance required by the terms of any such permit, authorization, license, contract or agreement. Holder represents that (a) he is the sole record and beneficial holder of each Warrant, free and clear of any Encumbrances (as defined in the Merger Agreement), and (b) the Warrants are the only warrants of the Company directly or indirectly held by Holder.

3.          Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of law thereof.

4.          Binding Effect. This Agreement shall be binding upon and inure to the benefit of each Party and their respective successors and assigns.

5.         Entire Agreement. This Agreement constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the Parties hereto or any of them, with respect to the subject matter hereof.

6.         Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same agreement. This Agreement may be executed by facsimile or electronic signatures.

7.          Severability; Survival.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms or provisions of this Agreement will nevertheless remain in full force and effect.  The representations and warranties contained in this Agreement shall survive the Cancellation and the consummation of the transactions contemplated by the Merger Agreement in accordance with their respective terms.

[Signature page follows.]

2

NOW THEREFORE, the Parties hereto have executed this Warrant Cancellation Agreement as of the date first set forth above.

STRONGHOLD DIGITAL MINING, INC.

By:	/s/ Matthew C. Usdin
Name:	Matthew C. Usdin
Title:	Senior Vice President, General Counsel

BITFARMS LTD.

By:	/s/ Jeffrey Lucas
Name:	Jeffrey Lucas
Title:	Chief Financial Officer

Gregory A. Beard

Signature Page to
Warrant Cancellation Agreement

Exhibit A
Stock Award Agreement